Exhibit 4.02

DESCRIPTION OF COMMON STOCK

The following description of Intuit Inc.’s common stock (the “Common Stock”) summarizes the material terms and provisions of the Common Stock, but is not complete. For the complete terms of the Common Stock, please refer to our restated certificate of incorporation and our amended and restated bylaws.

Our certificate of incorporation authorizes Intuit Inc. (“Intuit”) to issue up to 750,000,000 shares of Common Stock. As of August 23, 2019, there were 260,073,642 shares of Common Stock issued and outstanding held by approximately 415 stockholders of record and approximately 340,000 beneficial holders of Common Stock.

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may apply to any preferred stock outstanding, holders of Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine. The Common Stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Intuit, the holders of Common Stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of Common Stock is fully paid and nonassessable.

Our amended and restated bylaws provide that special meetings of stockholders can be called only by the chairman of the board, the chief executive officer, the president or a majority of the board of directors. Our amended and restated bylaws also specify an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for business to be brought before a meeting of stockholders. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.
We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.